SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2006

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding
Company Act of 1935 by a Person Regularly Employed or
Retained by a Registered Holding Company or a Subsidiary
Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)


1.	Name and business address of person filing statement.

      	Gary S. Fergus
      	d/b/a Fergus, A Law Firm
      	595 Market Street
      	Suite 2430
      	San Francisco, California 94105
      	(415) 537-9030
      	(415) 537-9038 (fax)

      2.	Names and business addresses of any persons through
whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
             Same as above.

      3.	Registered holding companies and subsidiary companies
by which the undersigned is regularly employed or retained.

      Enron Corp ("Enron") and its subsidiaries.

      4.	Position or relationship in which the undersigned is
employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

Legal counsel for certain specific matters under the
Federal Power Act.   Legal counsel to Enron Corporation
and its subsidiaries in connection with wholesale electricity refund litigation Docket No. EL00-95 and related matters pending before FERC.

      5.	(a)  Compensation received during the current year and
estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

		See Exhibit A, submitted under a request for confidential treatment.

      (b)  Basis for compensation if other than salary.

		Hourly billing rates plus routine expenses.


      6.	Expenses incurred by the undersigned or any person
named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)	Total amount of routine expenses charged to client:

		See Exhibit A, submitted under a request for confidential treatment.

(b)	Itemized list of all other expenses:

		No other expenses.


						   Fergus, A Law Firm


Dated:  April 1, 2004 		   By:     Gary S. Fergus
								 Gary S. Fergus
									Owner




Exhibit Index

A.	Compensation to be Received (submitted under a request for
confidential treatment).